US$2,000,000,000	FILED PURSUANT TO RULE 433
2.550% SENIOR NOTES DUE 2019	FILE NO. 333-192302

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings*:	Baa2 (stable outlook) / A- (negative outlook) / A (stable outlook) (Moody’s / S&P / Fitch)

Trade Date:	April 1, 2014

Settlement Date:	April 8, 2014 (T+5 days)

Maturity:	April 8, 2019

Par Amount:	$2,000,000,000

Semi-Annual Coupon:	2.550% per annum.

Re-offer Spread to Benchmark:	T5 + 85 basis points

Re-offer Yield:	2.583% per annum

Public Offering Price:	99.846%

Net Proceeds to Citigroup:	$1,990,420,000 (before expenses)

Interest Payment Dates:	The 8th of each April and October, beginning October 8, 2014. Following business day convention.

Day Count:	30l/360.

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Sole Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers	Barclays Capital Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc. UBS Securities LLC Wells Fargo Securities, LLC

US$2,000,000,000	FILED PURSUANT TO RULE 433
2.550% SENIOR NOTES DUE 2019	FILE NO. 333-192302

Junior Co-Managers:	ABN AMRO Securities (USA) LLC Banca IMI S.p.A.
BB&T Capital Markets, a division of BB&T Securities, LLC

BBVA Securities Inc.

Capital One Securities, Inc.

CastleOak Securities, L.P.

CIBC World Markets Corp.

Credit Agricole Securities (USA) Inc.

Drexel Hamilton LLC

Goto Capital Markets, Inc.

Kota Global Securities Inc.

Loop Capital Markets LLC

MFR Securities, Inc.

Mischler Financial Group, Inc.

Mizuho Securities USA Inc.

nabSecurities, LLC

Natixis Securities Americas LLC

Nomura Securities International, Inc.

Skandinaviska Enskilda Banken AB (publ)

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

CUSIP:	172967 HM 6

ISIN:	US172967HM62

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.